--------------------------------------------------------------------------------


                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
                            100 ROWLAND WAY SUITE 300
                                NOVATO, CA 94945


--------------------------------------------------------------------------------


                                                   BY HAND DELIVERY AND US MAIL

November 1, 2004

Mr. Hugh Fuller
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
Washington, D.C.  20549

RE: REGISTRATION OF INTERNATIONAL MICROCOMPUTER SOFTWARE, INC. ("IMSI") STOCK FORM SB-2 FILED SEPTEMBER 29, 2004
       REGISTRATION NO. - 333-119359

Dear Mr. Fuller;

We are in receipt of your letter dated October 28, 2004 and offer the following to your comments contained in that letter.

COMMENT #1: SELLING SECURITY SHAREHOLDERS:

We have amended the Selling Security Holders table with the addition of footnotes (1) - (3) to that table which refer the reader to the description of the transactions which generated the issuance of the shares. We have also added to those descriptions, as detailed in the prospectus, the exemption under which those shares and/or the warrants were issued.

COMMENT #2: SELLING SECURITY SHAREHOLDERS:

Mr. Brian Swift is an affiliate of a registered broker-dealer and we have added footnote (4) to fully disclose the terms and nature of the issuance of those warrants. More specifically, the warrants were issued in the ordinary course of business and there were no other agreements or understandings, directly or indirectly, with any person to distribute securities at the time of purchase.

Mr. Hugh Fuller
November 1, 2004
Page 2 of 2




COMMENT #3: SELLING SECURITY SHAREHOLDERS:

We have amended the Selling Security Holders table with the addition of footnotes (5) - (9) which more fully describe the natural persons who exercise voting and/or dispositive powers over the securities.

COMMENT #4: PLAN OF DISTRIBUTION:

We are aware of Corporation Finance Telephone Interpretation A.65 were short sales of unregistered securities is in violation on Section 5. We have made the selling shareholders aware of that restriction as well and are attaching a copy of that letter as an exhibit to this letter.

COMMENT #5: FORM 10-KSB/A FOR JUNE 30, 2004  -- ITEM 9A CONTROLS AND PROCEDURES:

Our evaluation was made as of the end of the period and we will amend our filing to reflect that.


Please do not hesitate to call with any questions.

Very truly yours,


/s/ William Bush

William Bush
Chief Financial Officer  & Secretary

Exhibits